                                                                                      DATE
ACORD™ INSURANCE BINDER                                                                        10/10/2006

THIS BINDER IS A TEMPORARY INSURANCE CONTRACT, SUBJECT TO THE CONDITIONS SHOWN ON THE REVERSE SIDE OF THIS FORM.

PRODUCER    PHONE (A/C, NO. EXT): (212) 269-1100                        COMPANY                    BINDER #
              FAX                (212) 363-3980                        Vigilant Insurance Co.         B06101008300

Hagedorn & Company                                                 Effective               Expiration
Website: www.hagedorn.com                                        DATE        TIME        DATE    TIME
20 Exchange Place
New York, NY 10005                                            03/15/2006    12:01    ☒ AM   03/15//2007   ☒ 12:01 AM
                                                                             ❒    PM      ❒      noon

CODE:                      SUB CODE:                        THIS BINDER IS ISSUED TO EXTEND COVERAGE IN THE ABOVE NAMED COMPANY
                                                                                    PER EXPIRING POLICY #81392006

AGENCY CUSTOMER ID. 00007969                                                    DESCRIPTION OF OPERATIONS/VEHICLES/PROPERTY (including Location)

INSURED
       Stralem & Company, Inc.
       645 Madison Avenue
       Room 600
       New York, NY 10022-1010

COVERAGES                                                                    LIMITS

    TYPE OF INSURANCE            COVERAGE/FORMS                    DEDUCTIBLE    COINS %    AMOUNT

PROPERTY     CAUSES OF LOSS
[  ] BASIC      [  ] BROAD  [X] SPEC        Limit: $850,000                            10,000
[x] ICAP Bond                     Insures Stralem Balanced Fund and Stralem Equity

GENERAL LIABIITY                                                    EACH OCCURRENCE       $__________
[  ] COMMERCIAL GENERAL LIABILITY                                           FIRE DAMAGE (Any one fire)    $__________
[  ] [  ] CLAIMS MADE   [  ] OCCUR                                              MED EXP (Any one person)        $__________
[  ]                                                                 PERSONAL & ADV INJURY        $__________
[  ] _______________________                                              GENERAL AGGREGATE           $__________
[  ]                           RETRO DATE FOR CLAIMS MADE            PRODUCTS - COMP/OP AGG      $__________

AUTOMOBILE LIABILITY                                                COMBINED SINGLE LIMIT      $__________
[  ] ANY AUTO                                                          BODILY INJURY (Per person)      $__________
[  ] ALL OWNED AUTOS                                                        BODILY INJURY (Per accident)           $__________
[  ] SCHEDULED AUTOS                                                     PROPERTY DAMAGE          $__________
[  ] HIRED AUTOS                                                        MEDICAL PAYMENTS            $__________
[  ] NON-OWNED AUTOS                                                                                                                                                  PERSONAL INJURY PROT                   $__________
[  ]                                                                                                    UNINSURED MOTORIST         $__________
[  ]                                                                                    $__________

AUTO PHYSICAL DAMAGE DEDUCTIBLE           [  ] ALL VEHICLES       [  ] SCHEDULED VEHICLES             [  ] ACTUAL CASH VALUE
[  ] COLLISON     _______________                                           [  ] STATED AMOUNT                  $__________
[  ] OTHER THAN COL _______________                                                [  ] OTHER

GARAGE LIABILITY                                                      AUTO ONLY - EA ACCIDENT          $__________
[  ] ANY AUTO                                                                 OTHER THAN AUTO ONLY
[  ] ______________                                                                   EACH ACCIDENT              $__________
                                                                             AGGREGATE               $__________

EXCESS LIABILITY                                                      EACH OCCURRENCE                   $__________
[  ] UMBRELLA FORM                                                        AGGREGATE                          $__________
[  ] OTHER THAN UMBRELLA FORM         RETRO DATE FOR CLAIMS MADE                  SELF -INSURED RETENTION             $__________

                                                                         [  ] WC STATUTORY LIMITS
WORKER'S COMPENSATION AND EMPLOYER'S LIABILITY

      E.L. EACH ACCIDENT $__________       E.L. DISEASE - EA EMPLOYEE  $__________       E.L. DISEASE - POLICY LIMIT $__________

SPECIAL                                                           FEES                                                        $_________
CONDITIONS/                                                         TAXES                                                   $_________
OTHER                                          ESTIMATED TOTAL PREMIUM     $_________
COVERAGES

NAME &ADDRESS

                                                    [  ]  MORTGAGEE        [  ]  ADDITIONALINSURED
                                                    [  ]  LOSS PAYEE          [  ]

                                                    LOAN #
                                                ____________________________________
                                                                                            AUTHORIZED REPRESENTATIVE

                                                    /s/ Dan Gabel/VOTTO               CHAIRMAN& CEO

STRALEM FUND

ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF TRUSTEES

in lieu of

MEETING OF THE BOARD OF TRUSTEES

The undersigned, being all the Trustees of Stralem Fund (the “Trust”), having last approved the Trust’s Agreement among Joint Insureds relating to the fidelity bond at a meeting held on March 23, 2006, do hereby consent to and adopt the following resolutions with the same force and effect as if presented to and adopted at the meeting of the Board of Trustees of the Trust:

RESOLVED, that it is the finding of the Trustees that the fidelity bond for each of the series of Stralem Fund written by Vigilant Insurance Company (the “Bond”) that is in the aggregate amount of $850,000, of which $400,000 is allocated to Stralem Balanced Fund and $450,000 is allocated to Stralem Equity Fund, to cover, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust and the nature of the securities in the Trust.

FURTHER RESOLVED, that the premium in an amount equal to $9,350 be allocated proportionately to each insured party, be, and hereby is ratified by the Board of Trustees including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust (the “Independent Trustees”), after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to each series of the Trust under the Bond is less than the premium that the Trust would have had to pay had it maintained a separate insured bond;

FURTHER RESOLVED, that the Bond be, and hereby is, ratified by the Board of Trustees including a majority of the Independent Trustees;

FURTHER RESOLVED, that the filing of the Bond with the Securities and Exchange Commission and notice as required under paragraph (g) of Rule 17g-1 under the 1940 Act be, and hereby is, approved by the Board of Trustees;

FURTHER RESOLVED, that the officers of the Trust be, and the same hereby are, authorized and empowered to execute such documents or take such further actions as they deem reasonably necessary, on the advice of counsel, to effect these resolutions.

This consent may be executed in counterpart, each of which being considered an original, but all of which together being considered one and the same instrument, and shall be filed with the minutes of the meetings of the Board of Trustees and for all purposes be treated as action taken at a meeting.

IN WITNESS WHEREOF, the undersigned have executed this certificate this 12th day of October, 2006.

/s/ Philippe Baumann                                                           /s/ Kenneth D. Pearlman
Philippe Baumann                                         Kenneth D. Pearlman

/s/ Michael T. Rubin                                                       /s/ Jean Paul Ruff
Michael T. Rubin                                         Jean Paul Ruff

AGREEMENT AMONG JOINT INSUREDS

DATED AS OF FEBRUARY 2, 2000

AGREEMENT DATED AS OF the 2nd day of February, 2000, as amended this 17th day of March, 2004, by and among Stralem Balanced Fund and Stralem Equity Fund (the “Series”) each, a series of Stralem Fund, a Delaware business trust (the “Fund”).

W I T N E S S E T H:

WHEREAS, the Fund is a registered investment company required to be covered by a fidelity bond pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the “Act”); and

WHEREAS, the Series are each named as a joint insured in the Fund’s joint insured bond (the “Bond”); and

WHEREAS, each Series is required under Rule 17g-1(f) of the Act to enter into an agreement among joint insureds;

NOW THEREFORE, the Series hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by either Series, each Series shall receive an equitable and proportionate share of the recovery, but in any event each Series will receive an amount at least equal to the amount which such Series would have received had each provided and maintained a single insured bond with minimum coverage required under the Act.

IN WITNESS WHEREOF, this agreement has been executed as of the day and year first above written.

            STRALEM BALANCED FUND

            By: /s/ Philippe E. Baumann
          Philippe E. Baumann
          President

            STRALEM EQUITY FUND

            By: /s/ Philippe E. Baumann
          Philippe E. Baumann
          President